POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three months ended March 31, 2011 and the Corporation’s Press Release dated May 3, 2011 announcing its first quarter 2011 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2010, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 3, 2011.

ADOPTION OF IFRS

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“IASB”).

Effective January 1, 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed consolidated interim financial statements, are presented in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and the International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods for fiscal 2010 have been restated in accordance to IFRS.

Note 16 of our interim financial statements for the three months ended March 31, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRS for the three months ended March 31, 2011 and 2010 and for the year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

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Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s first quarter 2011 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

RECENT BUSINESS DEVELOPMENTS

Partner and Product Updates

1.

Points and Paypal team up to expand loyalty freedom – Points.com users can now move their miles and points from participating programs into their PayPal account to gain access to millions of online merchants. Points.com partners participating in this redemption option include American Airlines AAdvantage Miles(R), US Airways(R) Dividend Miles(R), and Aeroplan.

2.

Points teams up with LAN Airlines – Points has added LAN’s LANPASS frequent flyer program to its partner network. The members of the airline’s LANPASS frequent flyer program now have the option to Transfer points from one member to another via Points’ ePoch technology platform.

3.

Points partners with Saudi Arabian Airlines – Saudi Arabian Airlines and Points have joined forces to provide Saudi Arabian Airlines Alfursan loyalty program members additional flexibility with their points. Alfursan members will have the option to Buy miles for themselves, Transfer miles from one member to another, and Gift points to other members via the industry-leading ePoch technology platform.

4.

Points partners with Hyatt Hotels and Resorts – Points announced a multi-year deal with Hyatt’s Gold Passport loyalty program to offer Loyalty Currency Services to its members. Program members will have the option to Buy Gold Passport points and Gift points to other members via Points’ industry-leading miles and points purchase platform.

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Share Consolidation and NASDAQ Listing

On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split. Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held. As a result, common shares and stock options are shown as post consolidated figures.

On February 10, 2011, the Corporation’s common shares commenced on the NASDAQ Capital Market. The NASDAQ listing was a key strategic priority for the Corporation as it is expected to increase institutional visibility, improve trading liquidity and ultimately enhance shareholder value.

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis. Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

USE OF NON-GAAP TERMS

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”). In addition to our results reported under IFRS, Management uses certain other non-GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

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Gross Margin

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement and gross margins that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Gross Margin Information	For the three months ended
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Total revenue	$28,473	$27,004	$23,502
Direct cost of principal revenue	23,385	21,063	19,287
Gross margin	$5,088	$5,941	$4,215
Gross margin %	18%	22%	18%

Direct cost of principal revenue consists of the directly variable and attributable costs incurred for revenues earned, which includes the wholesale cost of miles paid to partners for miles transacted and credit card processing fees. Direct costs will continue to scale with the number and size of loyalty programs contracted under the reseller model and with the growth of existing products and partner relationships.

Gross margin of $5,088 for the first quarter of 2011 decreased $853 or 14% from the fourth quarter of 2010 and increased $873 or 21% from the first quarter of 2010. The decline sequentially from the prior quarter was due to the timing of promotional efforts with loyalty program partners and fluctuations in the relative mix of partner and product revenue streams. In addition, the Corporation achieved performance related per mile cost reductions in the second quarter of 2010 which contributed to higher margins in the latter half of 2010. The increase in gross margin over the prior year quarter was largely due to the impact of new reseller arrangements launched throughout 2010.

Earnings Before Interest, Taxes, Depreciation, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange, impairment costs and restructuring charges. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other issuers.

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Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating (Loss) Income to EBITDA

	For the three months ended
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Operating (loss) income	$(64)	$1,185	$116
Depreciation and amortization	445	450	135
Foreign exchange (gain) loss	(68)	7	(22)
EBITDA	$313	$1,642	$229

For the quarter ended March 31, 2011, the Corporation’s EBITDA was $313, a decrease of $1,329 or 81% over the quarter ended December 31, 2010. The decrease from the fourth quarter of 2010 was attributable to lower gross margins combined with increased ongoing operating expenses. Historically, the Corporation has generated higher EBITDA in the fourth quarter as redemption volumes and promotional activity typically peak during the holiday season. EBITDA for the first quarter of 2011 increased $84 or 37% from the first quarter of 2010. Higher gross margins earned in the current quarter were partially offset by higher ongoing operating costs.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

		For the three months ended
(In thousands of US dollars, except per share amounts)		March 31, 2010	December 31, 2010	March 31, 2010
Revenue		$28,473	$27,004	$23,502
Gross margin		5,088	5,941	4,215
Ongoing operating expenses		4,775	4,299	3,986
EBITDA		313	1,642	229
(Loss) Income before income taxes		(64)	511	101
Net (loss) income		$(189)	$341	$443
(Loss) Earnings per share(1)
Basic		$(0.01)	$0.02	$0.03
Diluted	$	(0.01)	$0.02	$0.03
Weighted average shares outstanding(1)
Basic		14,987,898	14,985,661	14,982,071
Diluted		15,166,271	15,072,675	14,990,062
Total assets		$56,194	$50,851	$48,714
Shareholders' equity		$14,216	$14,153	$12,121

(1) (Loss) Earnings per share and weighted average shares outstanding amounts are shown on a post-consolidation basis.

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BUSINESS CONDITIONS

Points continues to make progress by expanding internationally and within non-airline program market segments, consistent with Managements objective to diversify its loyalty program partnership base. In the first quarter of 2011, the Corporation welcomed Saudi Arabian Airlines Alfursan Rewards, LAN Airlines LANPASS, and the Hyatt Gold Passport program to the Points partner platform. In addition, the Corporation continued its focus on driving growth on its consumer branded platform by partnering with PayPal and expanding its relationship with Best Buy during the first quarter.

The additional partnerships launched in the first quarter of 2011, as well as new partnerships launched throughout 2010, were key contributors to the expansion of the Corporations Loyalty Currency Services business and increased performance metrics over the prior year. When compared to the first quarter of 2010, the Corporation achieved an 11% increase in points and miles transacted across its loyalty program platform. Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric. Fluctuations in points and miles transacted are significantly impacted by the timing of promotions run by Points, the number of loyalty program partners participating in the products and services offered by the Corporation and, to a lesser extent, seasonality.

Note: For comparative purposes, Buy¸Gift and Transfer activity for Delta Air Lines has been excluded from the metrics above.

Historically, the Corporation has experienced higher activity in November and December as redemption levels and promotional activity increases during the holiday season. As expected, total points and miles transacted in the first quarter of 2011 declined 3% from the record levels of activity in the fourth quarter of 2010.

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Management anticipates transactional activity for the remainder of 2011 to improve on 2010 results through organic growth in existing partnerships, effective marketing efforts, and the impact of new partner launches. The Corporation’s marketing plan for the remainder of 2011 incorporates similar promotional activity patterns as 2010 to maximize the marketing efforts and resources of the Corporation, resulting in earnings which will be more heavily weighted to the second half of the year.

RESULTS OF OPERATIONS

REVENUE

	For the three months ended
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Principal	$26,697	$25,149	$21,837
Other partner revenue	1,771	1,850	1,664
Interest	5	5	1
Total Revenue	$28,473	$27,004	$23,502

Revenue for the quarter ended March 31, 2011 was $28,473, an increase of $1,469 or 5% over the fourth quarter of 2010 and an increase of $4,971 or 21% over the first quarter of 2010.

Principal revenue for the first quarter of 2011 was $26,697, an increase of $1,548 or 6% over the fourth quarter of 2010 and an increase of $4,860 or 22% over the first quarter of 2011. The growth in principal revenue can be attributed to the impact of new reseller partners launched in second half of 2010 and the relative mix of revenue streams. Aggressive promotional efforts on behalf of principal partners have helped increase organic growth within the existing partner base.

Other partner revenue of $1,771 was relatively stable with prior periods, decreasing $79, or 4% from the fourth quarter of 2010, and decreasing $107 or 6% from the prior year quarter.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Employment costs	$3,244	$2,809	$2,681
Marketing and communications	279	430	262
Technology services	146	170	211
Operating expenses	1,106	890	832
Total	$4,775	$4,299	$3,986

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Ongoing operating costs were $4,775 for the first quarter of 2011, an increase of $476 or 11% from the fourth quarter of 2010 and an increase of $789 or 20% from the first quarter of 2010. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the cost of predictable Canadian dollar expenditures. The Canadian dollar continued to strengthen against the US dollar in the first quarter of 2011, adversely impacted un-hedged Canadian dollar operating expenses.

Employment Costs

Employment costs include salaries and bonus, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $3,244 in the first quarter of 2011 increased $435 or 15% from the fourth quarter of 2010 and increased $563 or 21% from the first quarter of 2010.

The increase in employment costs over the fourth quarter of 2010 was primarily due to higher compensation costs, the impact of a stronger Canadian dollar and employment-related withholdings typically incurred as costs by the Corporation in the first two quarters of the operating year. The increase in salaries was attributable to annual cost of living adjustments and increased headcount. Headcount increased from 98 at the end of the fourth quarter of 2010 to 103 at the end of the first quarter of 2011. Headcount additions were primarily related to business development and technology resources focused on new product development. The impact of the strengthening Canadian dollar during the quarter was partially mitigated by foreign exchange gains from forward contracts designated as cash flow hedges.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the first quarter of 2011 decreased $151 or 35% from the fourth quarter of 2010. Marketing expenses traditionally peak in the fourth quarter as the Corporation incurs additional costs to support higher transactional volumes during the holiday season.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services decreased $24 or 14% from the fourth quarter of 2010 and $65 or 31% from the first quarter of 2010 due to initiatives undertaken by Management to actively manage costs.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the first quarter of 2011 were $1,106, an increase of $216, or 25% over the fourth quarter of 2010 and $274, or 33% over the first quarter of 2010. The increase over the prior period was primarily driven by fees associated with the Corporation’s NASDAQ listing, increased travel expenses related to the Corporation’s new international partnerships, and to a lesser extent, increased insurance costs.

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DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Depreciation and amortization	$445	$450	$135
Foreign exchange (gain) loss	(68)	7	(22)
Interest and other charges	–	(1)	15
Impairment of long–lived assets	–	675	–
Deferred income tax expense (recovery)	125	170	(342)
Total amortization, interest and other expenses	$502	$1,301	$(214)

Depreciation and Amortization Expense

Depreciation and amortization expense in the first quarter of 2011 was comparable to the fourth quarter of 2010 and increased $310 from the first quarter of 2010. The increase over the prior year period was primarily due to the commencement of amortization of the Corporation’s new ePoch technology platform in the second half of 2010. Depreciation and amortization expense is expected to increase in the second quarter of 2011 when the Corporation expects to commence amortization of additional technology builds currently in development.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2011 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

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As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended March 31, 2011, the Corporation reclassified $118, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at March 31, 2011. Realized gains from the Corporations hedging activities helped partially offset foreign exchange losses in 2011 driven by the depreciation of the U.S. dollar.

For the quarter ended March 31, 2011, the Corporation recorded a foreign exchange gain of $68 (December 31, 2010 - loss of $7), primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded deferred income tax expense of $125 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

	For the three months ended
(In thousands of US dollars except per share amounts)	March 31, 2011	December 31, 2010	March 31, 2010
Net (loss) income	$(189)	$341	$443
(Loss) Earnings per share
Basic	$(0.01)	$0.02	$0.03
Diluted	$(0.01)	$0.02	$0.03

The Corporation reported a net loss of $189 for the quarter ended March 31, 2011 compared with net income of $341 for the quarter ended December 31, 2010 and net income of $443 for the quarter ended March 31, 2010. The decline in profit is primarily due to a decrease in EBITDA from the fourth quarter of 2010 and deferred income tax expense recorded in the current quarter versus a deferred income tax recovery in the prior year quarter.

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The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,987,898 common shares for the quarter ended March 31, 2011, compared with 14,982,071 for the quarter ended March 31, 2010. The Corporation reported basic loss per share of $0.01 for the first quarter of 2011 compared with a basic earnings per share of $0.02 for the fourth quarter of 2010 and a basic earnings per share of $0.03 for the first quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Total funds available	$41,258	$36,986	$38,036
TOTAL ASSETS	56,194	50,851	48,714
Liabilities	41,978	36,698	36,593
Shareholders' Equity	14,216	14,153	12,121
LIABILITIES AND SHAREHOLDERS' EQUITY	56,194	50,851	48,714
Working Capital	$4,326	$4,472	$4,672

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2011, the Corporation continues to remain debt-free with $41,258 (December 31, 2010 - $36,986) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $4,326 at March 31, 2011 which is comparable to working capital of $4,472 as at December 31, 2010. The increase in total funds available during the first quarter of 2011 was largely offset by a corresponding increase in current liabilities due to the timing of partner payments. Management considers its working capital position to be sufficient to meet its current obligations.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US dollars)	March 31, 2011	December 31, 2010	March 31, 2010
Operating activities	$2,645	$7,940	$3,679
Investing activities	(676)	(680)	(1,983)
Financing activities	48	13	–
Effects of exchange rates	330	(123)	(253)
Change in cash and cash equivalents	$2,347	$7,150	$1,443

Operating Activities

Cash flows from operating activities are primarily generated from the collection of total funds transacted from the various products and services offered by the Corporation and are reduced by cash payments to partners. The Corporation generated positive cash flows from operating activities in the first quarter of 2011, which was largely due to the timing of partner payments and positive EBITDA in the current quarter.

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Investing Activities

Cash used in investing activities for the quarter ended March 31, 2011 was $676 and related to the continuing investment by the Corporation in technology and product development. While the Corporation continues to invest in these areas, Management expects the level of capital investments in 2011 to decline from 2010 levels. The Corporation will continue to fund capital investments through working capital.

Financing Activities

Cash flows provided by financing activities in 2010 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

(In thousands of US dollars)	Total	2011	2012	2013	2014	2015+
Operating lease(1)	$4,681	$597	$728	$756	$735	$1,865
Purchase Commitments(2)	86,294	11,414	37,546	19,033	18,301	–
	$90,975	$12,011	$38,274	$19,789	$19,036	$1,865

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.
(2)

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners.

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$745,456. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 88,234 shares.

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Securities with Near-Term Expiry Dates - Outstanding Amounts as at April 27, 2011 (figures in CAD$)

Security Type	Month of Expiry	Number(1)	Strike Price(1)	Proceeds

Options	May 10, 2011	30,000	7.40	222,000
Options	November 7, 2011	1,500	7.40	11,100
Options	January 24, 2012	55,484	9.00	499,356
Options	March 6, 2012	1,250	10.40	13,000
Total		88,234		$745,456

           (1)    Number of options and strike price are shown on a post-consolidation basis

OUTSTANDING SHARE DATA

As of April 27, 2011, the Corporation has 15,021,174 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 930,625 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.60. The expiration dates of the options range from May 10, 2011 to February 16, 2016.

The following table lists the common shares issued and outstanding as at April 27, 2011 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares(2)	Proceeds
Common Shares Issued & Outstanding	15,021,174
Convertible Securities: Stock options	930,625	CAD$ 8,935,430
Diluted Common Shares Issued & Outstanding	15,951,799	CAD$ 8,935,430
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)(2)	599,046

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.
(2)	Common share and option amounts shown are on a post-consolidation basis

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SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic (loss)		Diluted (loss)
		Net (loss)	earnings per		earnings per
Three month period ended	Total Revenue	income(2)	share(1	)(2)	share(1	)(2)
March 31, 2011	$28,473	$(189)	$(0.01)		$(0.01)
December 31, 2010	$27,004	$341	$0.02		$0.02
September 30, 2010	$23,509	$1,079	$0.07		$0.07
June 30, 2010	$21,663	$88	$0.00		$0.00
March 31, 2010	$23,502	$443	$0.03		$0.03
December 31, 2009	$16,577	$1,898	$0.13		$0.13
September 30, 2009	$20,732	$(264)	$(0.02)		$(0.02)
June 30, 2009	$21,324	$(471)	$(0.03)		$(0.03)

(1)	Earnings per share amounts shown are on a post-consolidation basis.
(2)	For periods before the IFRS transition date of January 1, 2010, figures are presented in accordance to Canadian GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies are presented in Notes 2 and 3 of our condensed consolidated interim financial statements for the three months ended March 31, 2011. The preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three months ended March 31, 2011.

TRANSITION TO AND INITIAL ADOPTION OF IFRS

Effective January 1, 2011, the Corporation adopted IFRS. The condensed consolidated interim financial statements for the three months ended March 31, 2011 have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and IAS 34, using accounting policies that are consistent with IFRS in effect for periods beginning January 1, 2011 or earlier.

Prior to the adoption of IFRS, our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation’s financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS.

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The preparation of these condensed consolidated interim financial statements resulted in changes to the Corporation’s accounting policies when compared with the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies as set out in Note 3 of the condensed consolidated interim financial statements have been applied consistently to all periods presented in the condensed consolidated interim financial statements. Comparative information for the three months ended March 31, 2010 and for the year ended December 31, 2010, have been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on the Corporation

Set out below are the significant differences between Canadian GAAP and IFRS that impacted the Corporation upon transition.

IFRS 1 Elections

Guidance for the first time adoption of IFRS is set out in IFRS 1. The outlined below are the significant optional exemptions and mandatory exemptions that the Corporation applied in preparing these condensed consolidated interim financial statements:

IFRS 2, Share-based Payments	The Corporation elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3, Business Combinations	The Corporation elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21, The Effects of Changes in Foreign Exchange Rates	The Corporation elected under IFRS 1, to not apply IAS 21 retrospectively and to reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This resulted in $2,566 of cumulative translation losses to be transferred to the accumulated deficit balance as at January 1, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 16 of the condensed consolidated interim financial statements and is also discussed below:

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IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The effect of implementing IFRS 2 upon transition to IFRS increased the employee stock option expense by $379, which was recognized through opening retained earnings. The adjustment was calculated only for unvested options issued and outstanding as of and after the transition date. Also, additional stock option expense of $17 was recorded for the first quarter of 2010. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS 12 requires all future income tax assets and liabilities to be classified as non-current on the balance sheet, even if the temporary difference comprising the deferred tax asset or liability is to reverse within 12 months of the reporting date. Upon conversion to IFRS, the Corporation reclassified $945 of future income tax asset from current to non-current.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

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The Corporation recorded a goodwill impairment of $1,625 as part of the IFRS adoption as at January 1, 2010 compared to the balance as prepared in accordance with Canadian GAAP.

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective:

IFRS 9, Financial Instruments, becomes mandatory for the Corporation’s 2013 consolidated financial statements and is expected to impact the classification and measurement of financial assets.

Amendments to IFRS 7, Financial Instruments: Disclosures (effective for annual periods beginning on or after July 1, 2011) - Transfers of Financial Assets increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

The Corporation does not anticipate that these new standards will have a significant effect on the consolidated financial statements except for additional disclosures that may be required.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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